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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes              No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes              No    X

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YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of second quarter 2012 consolidated results.

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Item 1

YPF S.A.

Consolidated Results
Q2 2012

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Consolidated Results Q2 2012

 CONTENT

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Consolidated Results Q2 2012

Operating income in the second quarter of 2012 reached ARS 1,859 million

Q2 2011	Q1 2012	Q2 2012	Var.% Q2 12/Q2 11	Second Quarter 2012 Results	Jan-Jun 2011	Jan-Jun 2012	Var.% 2012/2011
				Amounts expressed in million of Argentine pesos
1,481	2,502	1,859	25.5%	Operating income	4,049	4,361	7.7%

771	1,294	833	8.0%	Net income	2,367	2,127	-10.1%

1,075	1,962	1,837	70.9%	Comprehensive Income	3,095	3,799	22.7%

1.96	3.29	2.12	8.0%	Earnings per share ARS	6.02	5.41	-10.1%

2,718	2,132	3,412	25.5%	Investments	4,534	5,544	22.3%

Note: Unaudited figures. In accordance with International Financial Reporting Standards (IFRS).

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE SECOND QUARTER OF 2012

Operating income was ARS 1,859 million in the second quarter of 2012, 25.5% higher than the same period in 2011.

Revenues in the second quarter of 2012 reached ARS 16,084 million, 17.7% higher than the second quarter of 2011. This increase was the result of higher prices in liquid fuels and the delivery of larger volumes of fuel oil.

Cost of sales during the second quarter of 2012 was 19.8% higher than in the same period in 2011. This increase is mainly explained by approximately 32.1% higher production costs, due to higher royalties paid to the provinces (on account of higher wellhead price and a production increase), higher depreciation and higher expenses related to salaries, external services and transport and freight. Also, higher costs of sales were affected by an increase of purchases (13.7% higher than the second quarter of 2011), mainly of biofuels and liquid fuels.

Net income for the period was ARS 833 million, 8.0% above the same period in 2011.

Investments

Total investments in fixed assets reached ARS 3,412 million in the second quarter, outpacing those of the second quarter of 2011 by 25.5%. This increase was mainly driven by the progress in Downstream projects and the cost increase and greater complexity in Upstream ones.

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Consolidated Results Q2 2012

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

Q2 2011	Q1 2012	Q2 2012	Var.% Q2 12/Q2 11	( Unaudited Figures)	Jan-Jun 2011	Jan-Jun 2012	Var.% 2012/2011

640	1,990	1,377	115.2%	Operating income*	2,417	3,367	39.3%
				(MARS)

183.9	227.9	227.2	23.5%	Crude oil production	212.8	227.6	7.0%
				(Kbbld)

44.1	54.7	41.9	-5.0%	NGL production	48.7	48.3	-0.8%
				(Kbbld)

33.6	32.6	34.0	1.2%	Gas production	34.4	33.3	-3.2%
				(Mm3d)

439.5	487.4	483.1	9.9%	Total production	477.7	485.2	1.6%
				(Kboed)

267	114	174	-34.8%	Exploration costs	324	288	-11.1%
				(MARS)

2,059	1,672	2,434	18.2%	Investments	3,549	4,106	15.7%
				(MARS)

				International Prices
117.0	118.5	108.4	-7.4%	Brent**	111.2	113.5	2.1%
				(USD/bbl)

4.4	2.5	2.4	-45.2%	Gas Henry Hub**	4.3	2.4	-44.0%
				(USD/Mmbtu)

				Realization Prices
				Crude oil prices
56.8	69.8	70.4	23.9%	in domestic market	55.5	70.1	26.3%
				Period average (USD/bbl)

1.96	2.73	1.86	-5.1%	Average gas price	2.25	2.26	0.4%
				(USD/Mmbtu)

* In accordance with International Financial Reporting Standards (IFRS). Includes affiliated companies.
** Source: Reuters

MARS: millions of pesos.

Upstream operating income was ARS 1,377 million, 115.2% above the second quarter of 2011.

The higher result in the second quarter was mainly due to the continuous adjustment of crude oil prices in the domestic market and the fact that the company’s operations in the southern region of Argentina were hindered by the oil workers strike in the provinces of Santa Cruz and Chubut during the second quarter of 2011. In turn, higher income in the quarter was partially offset by the increase in operating costs concerning operation services and other service contracts, repair and maintenance, payment of royalties to provinces (due to higher wellhead price and production increase and heavier depreciations).

In international markets, the average indicator of Brent international price for the second quarter of 2012 was 108.4 USD/bbl, 7.4% less than for the second quarter of 2011. However, following negotiations between producers and refining companies, the average price of crude oil in the local market for same period improved by 23.9% up to 70.4 USD/bbl. As for natural gas, average sales price was 1.86 USD/Mmbtu,

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Consolidated Results Q2 2012

5.1% less than for the second quarter of 2011, mainly due to mix of sales to the different market segments.

Crude oil production reached 227.2 Kbbld, 23.5% above the same period in 2011, mainly due to the fact that, as mentioned above, the company’s operations had been hindered by the oil workers strike in the provinces of Santa Cruz and Chubut during that period. NGL production during the second quarter reached 41.9 Kbbld, 5.0% below the same period in 2011, due to the lower amount of gas treated in our separation plants. As for natural gas, production was 34.0 Mm3d in the second quarter of 2012, 1.2% higher than for the same period in 2011. Total production of hydrocarbons in the second quarter of this year was 483.1 Kboed against 439.5 Kboed for same period in the previous year.

Exploration costs fell by 34.8%, due to the first off-shore exploratory deep water well drilled in Malvinas basin that was carried out in the second quarter of 2011, with a cost of approximately ARS 200 million. Besides, the Jaguar well, related to our interest in Georgetown offshore block, Guyana, was accounted as exploration expenses in the current quarter, with a cost of approximately ARS 140 million.

The second quarter results of the affiliated companies (controlled or non-controlled) in Upstream, including mainly YPF Holdings, YPF International, Mega, Pluspetrol and YPF Oil Services, were ARS -262 million.

Cumulative results

Cumulative operating income for the first six months of 2012 was ARS 3,367 million, 39.3% higher than in the same period in 2011. This increase was mainly driven by the price adjustment in crude oil and the stronger production levels recorded during the first six months of 2012. Higher revenues have let the company offset higher operating costs recorded during the first six months of 2012.

Investments

Investments in Upstream were ARS 2,434 million in the second quarter of 2012, outpacing those for the same period in 2011 by 18.2%.

In connection with the activities in conventional formations during the second quarter of 2012, the investments to increase the recovery factor continued in the areas of Barranca Baya, Cañadón Seco and Manantiales Behr. Additionally, investments continued in secondary recovery projects in the areas of Señal Picada, Aguada Toledo, Sierra Barrosa and Los Perales. In addition, there has been outstanding progress in the activities carried out in the Vizcacheras block, in the province of Mendoza, where on March 29, 2012 the Company reported the finding of resources estimated in 20 Mboe.1

Cumulative investments in Upstream for the six months ended June 2012 were ARS 4,106 million, 15.7% above those for the first six months of 2011, mainly due to a stronger activity in the Neuquina basin, in non conventional exploration as much as in the development of conventional areas.

1  Proved reserves may not have been recognized at all in connection with the discoveries referred to in this document and the related resources may only be recognized as proved reserves once the applicable regulations and requirements for booking proved reserves issued by the Comisión Nacional de Valores (National Securities Commission) and the Securities and Exchange Commission are met.

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Consolidated Results Q2 2012

2.2 REFINING AND MARKETING

Q2 2011	Q1 2012	Q2 2012	Var.% Q2 12/Q2 11	(Unaudited Figures)	Jan-Jun 2011	Jan-Jun 2012	Var.% 2012/2011
1,033	868	750	-27.4%	Operating income* (MARS)	1,958	1,618	-17.4%

3,783	3,621	3,868	2.2%	Sales of petroleum products in domestic market (Km3)	7,526	7,489	-0.5%

473	373	405	-14.4%	Exportation of petroleum products (Km3)	980	778	-20.6%

274	265	289	5.5%	Crude oil processed (Kboed)	283	277	-2.1%

382	365	735	92.4%	Investments (MARS)	681	1,100	61.5%

* In accordance with International Financial Reporting Standards (IFRS). Includes affiliated companies.

MARS: millions of pesos.

Operating income in Refining and Marketing for the second quarter was ARS 750 million, 27.4% less than for the second quarter of 2011.

The lower result for the quarter was mainly explained by the increase in operating costs, higher purchase prices for crude oil and higher volumes and prices on biofuel purchases in the domestic market. As for revenues, there was an increase of approximately 23.5% principally as a consequence of the price increase for products sold in the domestic market, the larger volumes of delivered gasoline (super and premium) and fuel oil and the higher average sales price in lubricants, asphalt and fuel oil in the local market.

The volume of crude oil processed in the quarter was 289 Kboed, 5.5% above that for the second quarter of 2011, mainly due to our higher crude oil production. In turn, total sale volumes of petroleum products in the domestic market increased by 2.2% compared to the second quarter of 2011, highlighting increasing sales of gasoline and fuel oil, and gas oil sales decreasing in the domestic market. As regards exports, there was a 14.4% drop, mainly in petrochemical naphtha and LPG.

The second quarter results of Refining and Marketing affiliated companies, including mainly OPESSA and Refinor were ARS 59 million.

Cumulative results

Cumulative operating income for the first six months of 2012 was ARS 1,618 million, 17.4% less than the level reached in the first six months of 2011. Higher operating revenues were offset by the negative effect of higher operating costs and bigger purchases of crude oil, biofuels and petroleum products.

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Consolidated Results Q2 2012

Investments

Investments in Refining and Marketing in the quarter were ARS 735 million, 92.4% above than for the same quarter of 2011. Such increase was mainly due to the progress in the desulphurization project at Lujan de Cuyo and La Plata refineries to improve the quality of refined products.

Additionally, cumulative investments in Refining and Marketing for the first six months of 2012 were ARS 1,100 million, 61.5% higher than investments during the first six months of 2011, mainly as consequence of the progress made in the projects mentioned above.

2.3 CHEMICAL

Q2 2011	Q1 2012	Q2 2012	Var.% Q2 12/Q2 11	(Unaudited Figures)	Jan-Jun 2011	Jan-Jun 2012	Var.% 2012/2011
244	234	192	-21.3%	Operating income* (MARS)	480	426	-11.3%

311	241	255	-18.0%	Sales of petrochemical products in domestic market (Ktn)	549	496	-9.7%

50	77	53	6.0%	Exportation of petrochemical products (Ktn)	184	130	-29.3%

234	56	194	-17.1%	Investments (MARS)	241	250	3.7%

* In accordance with International Financial Reporting Standards (IFRS). Includes affiliated companies.

MARS: millions of pesos.

Operating income for the second quarter was ARS 192 million, 21.3% less than for the second quarter of 2011.

Additionally, the second quarter results of Chemical affiliated companies, including mainly Profertil, were ARS 42 million, 50% less than for the second quarter of 2011, which largely accounts for the fluctuation of the operating income of the business.

Cumulative results

Cumulative operating income for the first six months of 2012 was ARS 426 million, 11.3% less than the level reached in the first six months of 2011, mainly due to the lower results of our affiliated company Profertil.

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Consolidated Results Q2 2012

Investments

Investments in Chemical in the quarter were ARS 194 million, 17.1% less than for the same quarter of 2011.

Additionally, cumulative investments for the first six months of 2012 were ARS 250 million, 3.7% higher than investments during the first six months of 2011, mainly as consequence of the advances in the CCR project which will increase gasoline production capacity at our chemical complex in Ensenada.

2.4 CORPORATE

This business segment involves mainly running costs and other activities that are not reported against the business units previously mentioned.

Corporate net expenses for the second quarter were ARS 460 million, ARS 24 million more than for the same period of 2011. This increase was mainly generated by higher salaries and expenses related to licensees and outsourced IT services. Also, results contributed by the controlled company A-Evangelista S.A were slightly higher, compared to the same quarter of 2011.

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Consolidated Results Q2 2012

3. HIGHLIGHTS OF THE QUARTER AND SUBSEQUENT EVENTS

On July 26, 2012 the Board of Directors appointed Mr. Daniel González as Chief Financial Officer of YPF S.A. and Mr. Jesús Grande as Director of Quality, Safety, Health and Environment.

On August 7, 2012, the National Secretariat of Energy’s (SEN) resolution 1436/2012, published new reference prices for biofuels at 4,405.3 Argentine pesos per ton (approximately 15% lower than those previously in force), this decision may imply a reduction in the company’s Refining and Marketing operating costs.

On August 9, 2012, the Executive Branch announced an increase in the reference wellhead prices of natural gas sold as Compressed Natural Gas. Such increase changed the reference price from 0.15 pesos per cubic meter to 0.60 pesos per cubic meter (both prices contemplate VAT).

Investors Relations
E-mail: inversoresypf@ypf.com
Website: www.ypf.com
Macacha Güemes 515
1106 Buenos Aires (Argentina)
Phone: 54 11 5441 2782
Fax: 54 11 5441 2113

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Consolidated Results Q2 2012

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Consolidated Results Q2 2012

4.1 CONSOLIDATED STATEMENT OF INCOME
YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q2 2011	Q1 2012	Q2 2012	Var.% Q2 12 / Q2 11		Jan-Jun 2011	Jan-Jun 2012	Var.% 2012/2011

13,666	14,850	16,084	17.7%	Revenues	26,282	30,934	17.7%
(10,108)	(10,414)	(12,112)	19.8%	Costs of sales	(18,529)	(22,526)	21.6%

3,558	4,436	3,972	11.6%	Gross profit	7,753	8,408	8.4%

(1,398)	(1,228)	(1,432)	2.4%	Selling expenses	(2,694)	(2,660)	-1.3%
(487)	(479)	(529)	8.6%	Administration expenses	(872)	(1,008)	15.6%
(267)	(114)	(174)	-34.8%	Exploration expenses	(324)	(288)	-11.1%
				Other expenses, net and income
75	(113)	22	-70.7%	on investments in companies	186	(91)	-148.9%

1,481	2,502	1,859	25.5%	Operating income	4,049	4,361	7.7%

(93)	(155)	59	-163.4%	Financial income (expenses), net	(55)	(96)	74.5%
(617)	(1,053)	(1,085)	75.9%	Income tax	(1,627)	(2,138)	31.4%

771	1,294	833	8.0%	Net income for the period	2,367	2,127	-10.1%

				Earnings per share, basic and
1.96	3.29	2.12	8.0%	diluted (ARS per share)	6.02	5.41	-10.1%

304	668	1,004	230.3%	Other comprehensive Income	728	1,672	129.7%

				Total comprehensive income
1,075	1,962	1,837	70.9%	for the period	3,095	3,799	22.7%

3,010	4,447	4,118	36.8%	EBITDA	7,372	8,565	16.2%

* EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

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Consolidated Results Q2 2012

4.2 CONSOLIDATED BALANCE SHEET
YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

	12/31/2011	06/30/2012

Noncurrent Assets
Intangible assets	1,300	1,377
Fixed assets	43,788	47,482
Investments in companies	2,013	1,924
Deferred income tax assets	30	54
Other receivables and advances	882	824
Trade receivables	22	24

Total Non-current assets	48,035	51,685

Current Assets
Inventories	6,006	6,920
Other receivables and advances	2,788	3,173
Trade receivables	3,315	3,913
Cash and equivalents	1,112	460

Total current assets	13,221	14,466

Total assets	61,256	66,151

Shareholders’ Equity
Shareholders’ contributions	10,674	10,674
Reserves and unnapropiated retained earnings	12,746	16,545

Total Shareholders’ Equity	23,420	27,219

Noncurrent Liabilities
Provisions	9,206	9,803
Deferred income tax liabilities	2,724	3,305
Other taxes payable	136	114
Salaries and social security	38	41
Loans	4,435	743
Accounts payable	326	338

Total Noncurrent Liabilities	16,865	14,344

Current Liabilities
Provisions	965	926
Income tax liability	-	821
Other taxes payable	511	1,247
Salaries and social security	537	547
Loans	7,763	9,892
Accounts payable	11,195	11,155

Total Current Liabilities	20,971	24,588

Total Liabilities	37,836	38,932

Total Liabilities and Shareholders’	61,256	66,151

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Consolidated Results Q2 2012

4.3 CONSOLIDATED STATEMENT OF CASH FLOWS
YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q2	Q1	Q2		Jan-Jun	Jan-Jun
2011	2012	2012		2011	2012

			Cash Flows from operating activities
771	1,294	833	Net income	2,367	2,127

(167)	(3)	11	Income from investments in companies	(298)	8

1,412	1,790	1,925	Depreciation of fixed assets	3,009	3,715

14	31	34	Amortization of intangible assets	28	65

335	209	311	Consumption of materials and fixed assets and intangible assets retired, net of provisions	486	520

473	560	224	Net increase in provisions	649	784

92	424	(23)	Changes in assets and liabilities	(1,741)	401

245	-	130	Dividends from investments in companies	251	130

(1,454)	853	474	Net charge of income tax payment	(923)	1,327

1,721	5,158	3,919	Net cash flows provided by operating activities	3,828	9,077

			Cash flows used in investing activities
			Payments for investments:
(2,759)	(3,818)	(3,490)	Acquisitions of fixed assets and Intangible assets	(4,613)	(7,308)

(2,759)	(3,818)	(3,490)	Net cash flows used in investing activities	(4,613)	(7,308)

			Cash flows (used in) provided by financing activities
(3,192)	(7,629)	(8,059)	Payment of loans	(7,091)	(15,688)

(97)	(185)	(199)	Payment of interests	(188)	(384)

5,306	6,251	7,379	Proceeds from loans	9,336	13,630

(2,753)	-	-	Payments of dividends	(2,753)	-

(736)	(1,563)	(879)	Net cash flows (used in) provided by financing activities	(696)	(2,442)

2	13	8	Effect of changes in exchange rates on cash and equivalents	45	21

(1,772)	(210)	(442)	Increase (Decrease) in Cash and Equivalents	(1,436)	(652)

2,662	1,112	902	Cash and equivalents at the beginning of year	2,326	1,112

890	902	460	Cash and equivalents at the end of year	890	460

(1,772)	(210)	(442)	Increase (Decrease) in Cash and Equivalents	(1,436)	(652)

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
384	480	302	Cash	384	302

506	422	158	Other Financial Assets	506	158

890	902	460	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	890	460

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Consolidated Results Q2 2012

4.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

			2011			2012
	Unit			Cum.			Cum.
		Q1	Q2	2011	Q1	Q2	2012

Upstream

Crude oil production	Kbbl	21,787	16,731	38,518	20,738	20,678	41,416
NGL production	Kbbl	4,794	4,012	8,806	4,975	3,816	8,790
Gas production	Mm3	3,163	3,061	6,224	2,964	3,095	6,058
Total production	Kbpe	46,476	39,995	86,469	44,352	43,958	88,310

Downstream

Sales of petroleum products
Domestic market
Gasoline	Km3	984	887	1,871	1,029	921	1,950
Diesel	Km3	2,054	2,154	4,208	1,910	1,971	3,881
Jet fuel and kerosene	Km3	108	92	200	109	107	216
Fuel Oil	Km3	57	29	86	8	229	237
LPG	Km3	195	237	432	196	266	462
Others*	Km3	345	384	729	369	374	743
Total domestic market	Km3	3,743	3,783	7,526	3,621	3,868	7,489
Export market
Petrochemical naphta	Km3	96	136	232	37	109	146
Jet fuel and kerosene	Km3	145	126	271	139	125	264
LPG	Km3	85	76	161	8	17	25
Bunker (Diesel and Fuel Oil)	Km3	171	123	294	175	142	317
Others*	Km3	10	12	22	14	12	26
Total export market	Km3	507	473	980	373	405	778
Total sales of petroleum products	Km3	4,250	4,256	8,506	3,994	4,273	8,267

Sales of petrochemical products
Fertilizers	Ktn	35	90	125	18	56	74
Methanol	Ktn	54	78	132	80	77	157
Others	Ktn	149	143	292	143	122	265
Total domestic market	Ktn	238	311	549	241	255	496
Export market
Methanol	Ktn	31	0	31	0	0	0
Others	Ktn	103	50	153	77	53	130
Total export market	Ktn	134	50	184	77	53	130
Total sales of petrochemical products	Ktn	372	361	733	318	308	626

Sales of other products
Grain, flours and oils
Domestic market	Ktn	12	29	41	157	260	417
Export market	Ktn	28	150	178	1	3	4
Total Grain, flours and oils	Ktn	40	179	219	158	263	421

* Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

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Consolidated Results Q2 2012

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2012	By:	/s/ Gabriel E. Abalos

	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer